Mail Stop 3561

June 9, 2006

Sam L. Susser
President and Chief Executive Officer
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christi, TX 78408

> **Re: Susser Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed May 12, 2006**
> **File No. 333-134033**

Dear Mr. Susser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that immediately prior to this public offering, you intend to conduct a merger in which each holder of class A units and class B units of Stripes Holdings LLC will receive shares or options to acquire shares of Susser Holdings Corporation common stock. Please disclose the exchange ratio or the number of units and shares to be exchanged. Please also tell us the exemption from registration that you are relying upon for this issuance and provide us with your analysis.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Front Cover of Prospectus

4. We note that you have listed four underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

About this Prospectus, page i

5. Please move this disclosure so that it appears after the risk factor section. In addition, please omit the disclaimer language in the second paragraph since it implies that you may not be responsible for the information in the prospectus. Please also omit the use of defined terms in the forepart and any glossary in the document. Please define what you mean by "SKU."

Summary, page 1

6. Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion of your "leading market position" and that you are "the largest independent convenience store operator and the largest non-refining motor fuel distributors in Texas," and describe what measure you are using in making these statements. Similarly support your assertion that you "are among the largest distributors of CITGO and Chevron branded motor fuel in the United States." We also note your use of demographic statistics and retail industry store performance statistics. In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

7. We note your statement that your pro forma net income and Adjusted EBITDA for the fiscal year ended January 1, 2006 were $2.7 million and $42.8 million. If you choose to highlight your company's strengths in the summary, please balance these disclosures with discussions of the principal challenges facing the company.

8. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Currently, the summary appears lengthy and repeats much of the information fully discussed in the business section. For example, your summary section disclosures "Established Hypermarket Strategy", "Proven Retail Growth", and "Unique Retail Wholesale Business Model" contain the same disclosure as presented in your competitive strengths disclosures on page 63. Please revise accordingly. See Instruction to Item 503(a) to Regulation S-K.

Our Company, page 1

9. We note the last paragraph on page ii, however, each time Adjusted EBITDA is presented here and throughout the filing, please revise your disclosure to identify the measure as a non-GAAP measure of performance and liquidity and cross-reference to the non-GAAP disclosures provided in accordance with Item 10(e) of Regulation S-K. Refer also to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003 and available on our website at www.sec.gov (hereinafter "the non-GAAP FAQ").

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 8

10. In the introductory paragraphs on page 8 you refer to both Stripes Holdings, LLC and Susser Holdings, LLC as your predecessor. As this may cause confusion, please clarify your disclosure with regard to the predecessors of Susser Holdings Corporation and Stripes Holdings, LLC.

11. On page 10, you disclose that EBITDA and Adjusted EBITDA are non-GAAP measures of both performance and liquidity. As such, in addition to your reconciliation of such items to net income, please also reconcile to cash flows from operating activities. Further, present cash flows from operating, investing and financing activities together with the non-GAAP liquidity measures. Please similarly revise your reconciliation on pages 32. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 in the non-GAAP FAQ.

Risk Factors, page 12

12. We note that it appears that some of your motor fuel customers are competitors of your retail operations and that you provide these retail customers with merchandise purchase and promotional programs. This appears to be a conflict of interest between your two major operating units and a disclosure should be added to your risk factors.

13. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    * We compete with other businesses in our market with respect … page 19

    * Terrorist attacks… page 19

    * We rely heavily on our business information systems,… page 19

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Compliance with and liability under state and federal environmental …, page 16

14. Currently, it appears that you are including more than one risk factor under this subheading. There appears to be the continuing risk of complying with environmental regulation and the risk of the TCEQ's investigation. Please break these out into separate risk factors with their own descriptive subheading. In regard to the continuing risk of complying with environmental regulation, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

Capitalization, page 27

15. You disclose that pro forma capitalization reflects the application of proceeds from this offering as otherwise described under "Use of Proceeds." However, you disclose on page 26 that net proceeds from this offering will be used, in part, for general corporate purposes. Please revise your disclosure regarding pro forma capitalization to indicate that it does not reflect the application of proceeds from this offering for general corporate purposes. Similarly revise footnote 3 to Summary Historical and Pro Forma Consolidated Financial and Operating Data on page 9.

Selected Financial and Operating Data, page 29

16. Please revise fiscal year ended January 1, 2006 to present the results of Susser Holdings, LLC, predecessor, for the 352-day period ended December 20, 2005 separately from the results of Stripes Holdings, LLC, successor, for the 12-day period ended January 1, 2006. Please also label the predecessor and successor columns in the table accordingly. Similarly revise Summary Historical and Pro Forma Consolidated Financial and Operating Data on page 8.

17. Please disclose income (loss) per common share for all periods presented. Refer to the requirements of Item 301 of Regulation S-K. Likewise, please disclose income (loss) per common share in Summary Historical and Pro Forma Consolidated Financial and Operating Data on page 8 and in the Unaudited Pro Forma Consolidated Statement of Operations on page 37.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 35

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 36

18. Please disclose the components of the net deferred tax liability to be recorded on the opening balance sheet of Susser Holdings Corporation. Additionally, please disclose the

significant assumptions used to determine the amounts.

Unaudited Pro Forma Consolidated Statement of Operations, page 37

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 38

19. Please tell us why you have not included an adjustment to reflect the estimated annual amortization expense related to the allocation of purchase price to intangible assets.

20. Please disclose the assumptions used in estimating annual depreciation expense related to the step-up in basis of fixed assets in footnote (4).

21. With reference to footnote (5), please disclose how you computed the $17.5 million of additional interest expense on the new debt. Further, disclose how you determined the interest rate used in computing pro forma interest expense related to your revolving credit facility. If the interest rate does not reflect current interest rates, please tell us in detail why you believe the interest rate you use is more appropriate in the circumstances. Also, if you continue to use a rate other than the current interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements.

22. Please disclose the assumptions used to compute the provision for income taxes in footnote (9).

23. Please revise your footnotes to make the computation of pro forma earnings per share more transparent to investors. In doing so, ensure you specifically explain how you computed the pro forma weighted average number of shares outstanding. In this regard, please note that common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

24. Please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

Key Measures Used to Evaluate and Assess Business, page 41

25. Please expand your disclosure regarding the determination of same store sales to also include how you treat relocated stores or expansions in the square footage of stores in these computations, as well as stores that were closed during the period.

26. With respect to your disclosure regarding the use of Adjusted EBITDA in determining compliance with certain financial covenants, please also disclose:

- the materiality of the related credit agreement and the covenants;
- the amount or limit required for compliance with the covenants; and
- the effects of compliance or non-compliance with the covenants on your financial condition and liquidity.

Refer to Question 10 of the non-GAAP FAQ.

Results of Operations, page 43

27. Please disclose that results of operations for the year ended January 1, 2006 represents the combined operating results of Susser Holdings, LLC, predecessor, for the 352-day period ended December 20, 2005 and Stripes Holdings LLC, successor, for the 12-day period ended January 1, 2006.

28. Please revise to include the percentage change for each item during each period. For example, we note that you do not provide this information for other operating expenses, income from operations, interest expense, other miscellaneous income and expense, and net income or loss.

Key Operating Metrics, page 44

29. As net income is the most directly comparable GAAP measure, please revise the table on page 45 to reconcile EBITDA and Adjusted EBITDA to net income rather than operating income. Further, as you disclose that such measures are non-GAAP measures of performance and liquidity, please also reconcile to cash flows from operating activities and present cash flows from operating, investing and financing activities together with the non-GAAP liquidity measures. Finally, please also include such reconciliations for your "Other" segment. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 in the non-GAAP FAQ.

Fiscal 2005 Compared to Fiscal 2004, page 45

30. Where you identify intermediate causes of changes in your operating results, please also describe the reasons underlying the intermediate causes. For example, stating that the increase in merchandise sales is attributable, in part, to an increase in same store sales only identifies the intermediate cause of the change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

31. Please include disclosure regarding the $1.4 million gain on the sale of certain warrants discussed at the top of page 47 in the footnotes to your financial statements.

Liquidity and Capital Resources, page 48

32. We note on page 51 you state that the revolving credit facility requires you to maintain a

consolidated maximum rent adjusted leverage ratio and a consolidated fixed charges coverage ratio. Please describe and quantify these ratios and any other financial covenants in your revolving credit facility or senior notes. Further, regarding the senior notes, please state whether you are in compliance with the all the covenants and clarify whether this public offering or the corporate formation transactions trigger the change of control provisions.

Contractual Obligations and Commercial Commitments, page 53

33. As amounts due under your revolving credit facility are included in "Long term debt obligations," please revise the table to also include estimated interest payments on your revolving credit facility. In doing so, disclose the variable interest rate used in a footnote to the table.

Business, page 59

Growth Strategy, page 64

34. We note here and on page 4 in your Prospectus Summary, you make reference to expanding by 16 to 20 new retail stores a year. We note that over the last seven years that you have opened on average eight new stores per year. It appears that opening 16 to 20 new stores a year would represent a significant increase. Please explain the basis of your belief that you have the opportunity and, presumably, the ability, to expand by 16 to 20 stores per year. In addition, provide the reader with the elements of the strategy to achieve this rate of expansion. Finally, include in your discussion the number of stores you typically close each year.

Properties, page 74

35. Please expand your disclosure to provide a description of the location of your retail stores.

Management, page 76

36. Please revise to describe the type of business conducted by each company, if not clear from the business name.

Employment & Change of Control Agreements, page 80

37. Please revise to describe any change of control provisions and whether this offering will trigger any provisions.

Service Agreement, page 88

38. Please identify in your disclosure the name of the Wellspring affiliate.

Transfer of Membership Interests, page 89

39. Please disclose the consideration received by Mr. Susser for transferring his ownership interests.

Principal Stockholders, page 90

40. Please disclose the date that was used in calculating the beneficial ownership information. Please furnish the information as of the most recent practicable date. Please also disclose the natural person with investment or voting power over the shares held by Wellspring Capital Partners.

Description of Capital Stock, page 91

41. You state that all outstanding shares of common stock are fully paid and non-assessable. This appears to be a legal opinion. Please revise to identify your counsel.

Financial Statements

Consolidated Financial Statements, page F-1

42. Please update to include financial statements for the first quarter of fiscal 2006. Such financial statements may be unaudited. Refer to Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

43. Please include a bold line to separate predecessor financial information from successor financial information throughout the filing.

Report of Independent Auditors, page F-2

44. Please obtain a revised audit opinion from your independent registered public accounting firm to replace the reference to "auditing standards generally accepted in the United States" with "the standards of the Public Company Accounting Oversight Board (United States)." Please refer to PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. Refer also to Rule 2-02(b) of Regulation S-X and SEC Release No. 33-8422, which states that references in Commission rules to GAAS or standards under GAAS should be understood to mean the standards of the PCAOB.

45. Please obtain a revised audit opinion from your independent registered public accounting firm to include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statement of Operations, page F-4

46. As it does not represent comparable information, please remove your presentation of the year ended January 1, 2006 on a combined basis. Please similarly revise your consolidated statements of cash flows.

47. As a result of filing Form S-1 in preparation for the sale of securities in a public market, you are required to present earnings per share in accordance with paragraph 6 of SFAS 128. As such, please present basic and diluted earnings per share on the face of the statement of operations for all periods presented. Further, please provide the disclosures required by paragraphs 40 and 41 of SFAS 128 in the footnotes to your financial statements.

48. As you will become subject to taxation immediately prior to this offering, please present pro forma tax and pro forma earnings per share data for the most recent fiscal year and interim period on the face of the statements.

49. Your discussion of changes in operating expenses in Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on selling, general, and administrative expenses and other operating expenses while your statement of operations disaggregates operating expenses into several line items. Please conform these differing presentations.

50. Please present "Management incentive options compensation" on the same line item(s) as cash compensation paid to the same employees rather than on a separate line item. Refer to SAB Topic 14:F.

Consolidated Statements of Members' Interests, page F-5

51. As the transaction occurred on December 21, 2005, please tell us why you have eliminated members' interest in the predecessor at December 20, 2005. In doing so, please tell us your basis for presenting the acquisition of Susser Holdings, LLC as a repurchase of common stock and conversion of options and for separately reporting the elimination of retained deficit. In this regard, tell us why the elimination of predecessor equity, including retained deficit, was not shown as a single line item under changes in members' interests of the Company as opposed to the predecessor. Finally, please also tell us how you computed the $185.9 million debit to equity recorded upon the repurchase of common stock and conversion of options as part of the transaction.

52. On a related point, please tell us your basis for including the common interests issued as part of the transaction, transaction fees and the deemed dividend to previous owners in

excess of predecessor basis as predecessor members' interests transactions.

Consolidated Statement of Cash Flows, page F-6

53. Please tell us why the sources and uses of cash associated with the acquisition are included in the predecessor 352-Day Period Ended December 20, 2005 versus the successor 12-Day Period Ended January 1, 2006. Additionally, please tell us why the $242.9 million cash outflow associated with the acquisition is presented in a manner similar to a treasury stock transaction in cash flows from financing activities as opposed to an acquisition classified in cash flows from investing activities. Please refer to paragraph 17.b of SFAS 95.

54. Please tell us how you treated the $4.0 million discount on the 10 5/8% senior notes issued December 21, 2005 in your statements of cash flows.

Notes to Consolidated Financial Statements, page F-7

55. Please revise balance sheet and statements of operations footnote disclosures to separately reflect predecessor and successor amounts rather than combined amounts for the fiscal year ended January 1, 2006. For example, in footnote 4, you should disclose the summary of your valuation accounts for the 352-day period ended December 20, 2005 for the predecessor and the 12-day period ended January 1, 2006 for the successor separately. Please note that for the successor period, we would expect the beginning of the period balance to be zero.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

56. Please disclose your policy for classifying shipping and handling fees and costs in the statements of operations. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. See EITF 00-10.

57. Please disclose your revenue recognition policy with respect to sales of motor fuel under consignment arrangements, as discussed on page 69.

58. With respect to your construction contracts accounted for under the percentage-of-completion method, please provide the long-term contract disclosures required by Rules 5-02(3)(c) and 5-02(6)(d) of Regulation S-X.

Vendor Allowances and Rebates, page F-11

59. Please disclose the amounts of vendor allowances and rebates classified as reductions of

expense items during each of the periods presented. Additionally, please revise Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss how changes in vendor consideration between periods impacted the various statements of operations line items, if material. Please refer to EITF 02-16.

Note 3. Acquisitions, page F-13

60. Please explain to us why you charged the distribution to management option holders to other miscellaneous expense rather than including it as a component of the purchase price.

61. Please tell us your basis for classifying the expenses related to the payout of the consulting agreements, redemption of management options and transaction costs as non-operating expenses rather than as operating expenses.

Unaudited Pro Forma Information page F-14

62. Please revise to reflect pro forma results of operations for the year ended January 1, 2006 as if the transaction had occurred at the beginning of such period rather than the beginning of the 2004 fiscal year. Refer to paragraph 54(a) of SFAS 141.

63. With respect to your disclosures regarding merger consideration, please:
   - Provide us with a detailed reconciliation of "Total consideration" of $216.6 million disclosed on page F-16 to "Aggregate merger consideration" of $276.8 million disclosed on page F-13.
   - Show us how you computed "Cash consideration, net of sale/leaseback proceeds, debt repayment, and seller transaction costs" of $100.8 million disclosed on page F-16.
   - Show us how you computed "Deemed dividend to previous owners in excess of predecessor basis" of $65.7 million disclosed on page F-16. Additionally, explain why this amount differs from the $67.7 million deemed dividend disclosed in the paragraph immediately below the table.
   - Provide us with an analysis of the amount of the purchase price allocated to the membership units owned by management investors at the predecessor basis and the amount allocated to the membership units owned by Wellspring at fair value. Include the total predecessor basis and fair value in the analysis.

   A copy of your computations in the application of EITF 88-16 may be useful to our understanding.

64. Please explain to us how you determined the fair value of assets and liabilities in your purchase price allocation. In doing so, ensure you specifically address how you determined the fair value of inventory and the asset retirement obligation. Further, explain to us why no goodwill was recognized as a result of the acquisition.

Note 4. Accounts Receivable, page F-16

65. We note you recorded an allowance for uncollectible accounts related to your environmental cost reimbursements. As it appears the reserved portion of the gain contingency is not probable of recovery, please explain to us why you initially recorded a receivable for such amounts.

Note 6. Assets Held for Sale, page F-18

66. For those assets that you do not expect to sell within one year, please explain to us how you were able to conclude you met the criteria in paragraph 30 of SFAS 144 for classification as held for sale.

67. In addition to the impairment charges recorded during fiscal 2004 and 2005, please also disclose the $.9 million impairment charge recorded during fiscal 2003, as referenced on page 32.

Note 8. Intangible Assets, page F-19

68. Please disclose the weighted average amortization periods of each class and in total. See paragraph 44(a)(1) of SFAS 142.

Note 10. Long-Term Debt, page F-21

69. Please disclose the interest rates on your mortgage and equipment notes. In doing so, ensure you disclose how the interest rate on the variable rate notes is determined. Refer to Rule 5-02(22) of Regulation S-X.

Revolving Credit Agreement, page F-22

70. We note you pay a commitment fee on the unutilized portion of the Revolver at a rate of .5% per annum, which is subject to adjustment based on a rent adjusted leverage ratio grid. Please explain to us how you account for the commitment fee arrangement and why or why not the terms represent an embedded derivative requiring separation from the host contract, as contemplated in paragraph 12 of SFAS 133. In doing so, tell us how often the commitment fee rate is subject to adjustment and provide us with a description of the rent adjusted leverage ratio grid.

Note 14. Commitments and Contingencies, page F-26

71. Please include the disclosures required by SFAS 5 regarding your contingency as a responsible party at the Industrial Roads/Industrial Metals State Superfund Site in Nueces County, Texas. Please also refer to SAB Topic 5:Y.

72. Please tell us whether or not you maintained ownership of the underground storage tanks at the 74 retail stores sold in December 2005. If so, please tell us how you concluded you had no continuing involvement and that sale-leaseback accounting was appropriate. Refer to paragraphs 10-13 of SFAS 98 and EITF D-24.

73. Please explain in detail your consideration of FIN 46R as it relates to Commercial Net Lease Realty LP.

74. Please disclose your lease accounting policies. In doing so, please disclose how you account for lease incentives and escalation clauses present in your operating leases. We assume that lease incentives and rent escalations are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13, FTB 85-3 and FTB 88-1. Paragraph 5.n of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index, should be included in your minimum lease payments.

Note 17. Redeemable Members' Interests and Member's Equity, page F-29

75. Please expand your disclosure regarding redeemable members' preferred and common interests to include all significant terms and preferences. Further, please explain to us why there was a debit balance for redeemable common interests at January 2, 2005.

76. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of Class A and B Units, options to acquire Class A and B Units, and any other instrument that is convertible into Class A and B Units:

- the date of each issuance,
- a description of the instrument issued,
- the number of units/options issued including the exercise terms,
- the fair value of the units on each issuance date,
- a detailed description of how the fair value of the units on each date was determined, and
- the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated IPO price as a leading indicator of value of your stock in the months prior to the filing of the IPO. Accordingly, if your anticipated IPO price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Note 19. Segment Reporting, page F-32

77. In accordance with paragraph 37 of SFAS 131, please disclose revenues for each group of similar products and services for each period presented. With respect to your retail operations, at a minimum, include the merchandise categories disclosed on page 66.

Exhibits

78. Please provide us with all required exhibits, including the form of underwriting agreement, legal opinion and tax opinion in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Accountant, at (202) 551- 3340 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Stuart Ogg, Esq.
FAX (214) 746-7777